UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1)(1)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,418,252
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,418,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,418,252
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,418,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,622,967
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,622,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,622,967
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,622,967
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,622,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,622,967
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,418,252
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,418,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,418,252
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,418,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

Introductory Statement

This constitutes Amendment No. 1 ("Amendment") to the Statement on Schedule 13D, filed on July 24, 2007 (the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D. Information given in response to each item in the Schedule 13D, shall be deemed incorporated by reference in all other items.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the filing of the Schedule 13D, the Master Fund used $544,788.90 (including commissions) of its working capital to purchase an aggregate of 753,500 shares of Common Stock.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

(d) and (g) On January 17, 2008, Trinad sent a letter to the Issuer’s Board of Directors demanding that the Board of Directors take immediate action to improve the Issuer’s operating and stock performance and Director accountability. Specifically, Triand demanded that the Issuer’s Board of Directors take the following actions: (i) remove Mr. Barry Bergsman as Chairman of the Board of Directors; (ii) request the resignations of Mr. Bergsman and one other director; (iii) appoint two individuals designated by Trinad as members of the Board of Directors; and (iv) evaluate all strategic alternatives that would unlock and maximize stockholder value; a copy of the letter is attached hereto as Exhibit A and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5 is hereby amended in its entirety as follows:

CUSIP No. 629410309

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 4,418,252 shares of the Common Stock, representing approximately 8.0% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 4,418,252 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 8.0% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 82% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2007) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 82% of the 4,418,252 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 3,622,967 shares or 6.6% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 55,161,794 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2007 in the Issuer's Form 10-Q for the period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007.

(b) Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. All shares were purchased on the open market through a broker.

	Shares Acquired	Cost per Share Exclusive of Commission
Date
11/30/07	25,000	$0.6500
12/10/07	50,000	$0.5270
12/11/07	13,000	$0.5192
12/12/07	29,800	$0.5299
12/14/07	8,000	$0.5300
12/20/07	13,600	$0.5101
12/21/07	20,600	$0.5439
12/24/07	64,200	$0.5886
12/24/07	8,200	$0.6000
12/26/07	50,000	$0.5887
12/28/07	50,000	$0.5390
12/31/07	60,000	$0.5493

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A Letter to the Board of Directors dated January 15, 2008.

Exhibit B Joint Filing Agreement, dated as of January 18, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: January 18, 2008	Date: January 18, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: January 18, 2008	Date: January 18, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: January 18, 2008	Date: January 18, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 629410309

EXHIBIT A

January 15, 2008
VIA US POST AND E-MAIL

Board of Directors
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California 92008.

Re: Corporate Performance and Governance

Dear Directors:

Trinad Capital Master Fund, Ltd. (“Trinad”) is the owner of 4,418,252 shares of common stock of NTN Buzztime, Inc. (the “Company”). Trinad is writing again to demand that the Board of Directors take immediate action to improve the Company’s operating and stock performance and Board accountability. Trinad is extremely disappointed with the Company’s lackluster financial and stock price performance. Since our last correspondence (see attached), the stock price has fallen an additional 54%.

Trinad demands that the Board of Directors take the following actions immediately:

•	Remove Mr. Barry Bergsman as Chairman of the Board of Directors.

•	Request the resignations of Mr. Bergsman and one other director.

•	Appoint two individuals designated by Trinad as members of the Board of Directors.

•	Evaluate all strategic alternatives that would unlock and maximize stockholder value.

Trinad believes that these changes need to be made as soon as possible to increase stockholder value and to ensure that stockholders have a meaningful opportunity to oversee the actions of the Board of Directors. Trinad looks forward to the Board of Directors’ prompt consideration and response to these matters.

Very truly yours,

/s/ Robert S. Ellin Robert S. Ellin, Director

CUSIP No. 629410309

July 17, 2007
BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Board of Directors
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California 92008.

Re: Corporate Performance and Governance

Dear Director:

Trinad Capital Master Fund, Ltd. (“Trinad”) is the owner of 3,664,752 shares of common stock of NTN Buzztime, Inc. (the “Company”). Trinad is writing to demand that the Board of Directors take immediate action to improve the Company’s operating and stock performance and Board accountability. Trinad is extremely disappointed with the Company’s lackluster financial and stock price performance.

Moreover, Trinad is concerned that the Board of Directors recently has adopted a number of changes to the Company’s Bylaws. These changes are particularly troubling in light of the Company’s poor performance. Several of these changes adversely affect stockholder rights and serve to insulate the Board of Directors from accountability to the stockholders. For example, the Company has disclosed that the Board of Directors has eliminated the right of stockholders to call a special meeting. The Company has also revealed that the Board of Directors has amended the Bylaws to impose advance notice requirements on stockholders for both nominees and other business.

In light of the foregoing, Trinad demands that the Board of Directors take the following actions immediately:

•	Remove Mr. Barry Bergsman as Chairman of the Board of Directors.

•	Request the resignations of Mr. Bergsman and one other director.

•	Appoint two individuals designated by Trinad as members of the Board of Directors.

•
Amend the Bylaws to remove those provisions intended to entrench the incumbent Board of Directors and management, including the elimination of the right to call a special meeting and advance notice requirements.

•	Evaluate all strategic alternatives that would unlock and maximize stockholder value.

Trinad believes that these changes need to be made as soon as possible to increase stockholder value and to ensure that stockholders have a meaningful opportunity to oversee the actions of the Board of Directors. Trinad looks forward to the Board of Directors’ prompt consideration and response to these matters.

Very truly yours,

Robert S. Ellin, Director

CUSIP No. 629410309
EXHIBIT B
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: January 18, 2008	Date: January 18, 2008

TRINAD CAPITAL LP a Delaware limited partnership	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner

By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: January 18, 2008	Date: January 18, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: January 18, 2008	Date: January 18, 2008